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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (AMENDMENT NO. __)(1)

                            Crossroads Systems, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    22765D100
                         ------------------------------
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 August 15, 2005
                           ---------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ x ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages

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      (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 22765D100                    13D/A                        PAGE 2 OF 7
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                ###-##-####

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [ ]
                                                                         (B) [ ]
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3         SEC USE ONLY

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          ---------------
4         SOURCE OF FUNDS*
          PF-OO


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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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  NUMBER OF             7       SOLE VOTING POWER
   SHARES                       742,969
BENEFICIALLY            8       SHARED VOTING POWER
  OWNED BY                      2,894,483
   EACH                 9       SOLE DISPOSITIVE POWER
 REPORTING                      742,969
  PERSON                10      SHARED DISPOSITIVE POWER
   WITH                         2,894,483

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,637,452

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.7%
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14        TYPE OF REPORTING PERSON*
          IN-IA-OO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 7
                        ORIGINAL REPORT ON SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

      This statement relates to shares (the "Shares") of the Common Stock, par value $0.001 per share of Crossroads Systems, Inc. (the "Company"). The Company has its principal executive offices at 8300 North MoPac Expressway, Austin, Texas 78759.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is filed by Lloyd I. Miller, III ("Miller" or the "Reporting Person"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by or on behalf of himself or his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

      Miller is the advisor to Trust A-2 and Trust A-4 (the "Trusts"). The Trusts were created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the grantor of the Trusts. All of the Shares purchased by Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The purchase price for the Shares Miller is deemed to beneficially own as the advisor to the trustee was $55,755.00 for the Shares in Trust A-2 and $3,012,424.93 for the Shares in Trust A-4.

      Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of Milfam II L.P. a Georgia limited partnership established, pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The purchase price for the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II L.P. was $20,382.53.

      All of the Shares purchased by Miller on his own behalf, were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller, on his own behalf was $809,727.03.


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                                                                     Page 4 of 7

Item 4. PURPOSE OF THE TRANSACTION

      Pursuant to a letter and non-disclosure agreement between the Company and Miller, dated August 15, 2005, the Company has agreed to allow Miller to attend, in a non-voting observer capacity, meetings of its board of directors (the "Letter Agreement"). This right is extended entirely at the board's discretion and may be revoked at any time in the sole discretion of the board. In connection with the foregoing, the Company has reserved the right to exclude Miller from access to any materials or meetings or portions thereof if the Company believes that such exclusion may be reasonably necessary to preserve the attorney-client privilege or any Company director believes that such observer rights would materially impair the due consideration by the board of directors of any matter. Additionally, so long as the observer rights are in effect, Miller has agreed to comply with the Company's trading policies applicable to members of its board of directors such as adherence to all applicable "trading windows." The non-disclosure portion of the Letter Agreement was entered into in order for the Company to be able to provide Mr. Miller with certain information in accordance with Regulation FD. The Company is under no obligation, however, to provide Mr. Miller any information.

      In early 2005, in the course of conversations with directors of the Company, Mr. Miller became aware of the Company's desire to add additional members to the Company's board of directors to fill vacancies created by the resignation of prior directors and add complementary areas of experience to that of the current directors. In or around April 2005, Miller recommended to the board of directors that they consider Alan Howe as a candidate for the board of directors, particularly due to the financial and business experience that Mr. Miller believed Mr. Howe could contribute to the board. As more specifically reported by the Company on a Form 8-K filed with the SEC on August 22, 2005, the Company's board subsequently elected Mr. Howe as a director following a several month interview process. Mr. Howe is not a representative of Miller, and as noted by the Company in their Form 8-K filed August 22, 2005, there was no arrangement between Mr. Howe and any other individual, including Miller, pursuant to which Mr. Howe was elected as a director.

      Miller has been purchasing shares in this Company in the ordinary course of his business as an investor and Miller does not have any present plans or proposals to actively influence control of the management. However, as an observer to the board, Miller plans to monitor the developments and actions of the Company and may consult with the board on future decisions, including any actions that Miller believes may enhance stockholder value. Miller reserves the right to change plans and take any and all actions that Miller may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Miller may be deemed to beneficially own 3,637,452 Shares (13.7% of the outstanding Shares, based on 26,517,002 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q filed on September 14, 2005). As of the date hereof, 41,300 of such beneficially owned Shares are owned of record by Trust A-2; 2,853,183 of such beneficially owned Shares are owned of record by Trust A-4; 15,400 of such beneficially owned Shares are owned of record by Milfam II L.P. and 727,569 of

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                                                                     Page 5 of 7

such beneficially owned Shares are owned of record by Miller directly.

      (b) Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-2 and Trust A-4. Miller may be deemed to have sole voting power for all such shares held of record by Milfam II L.P. and Miller directly.

      (c) Not Applicable.

      (d) Other than shares directly held by Miller, persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities. The filing of this
Schedule 13D shall not be deemed an admission that Miller is, for purposes of Sections 13(d) of 13(g) of the Securities Exchange of Act of 1934, the beneficial owner of any equity securities covered by this Schedule 13D.

      (e) Not Applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


      Trust Agreement: The Trust Agreement provides, in pertinent part, that the Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

      The Operating Agreement: While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

      Milfam II Partnership: The Milfam II Partnership provides, in pertinent part, that the General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II L.P. and to make all decisions regarding the affairs of Milfam II L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

      Letter Agreement: Pursuant to the Letter Agreement, the Company has agreed to allow Miller to attend, in a non-voting observer capacity, meetings of its board of directors. This right is extended entirely at the board's discretion and may be revoked at any time in the sole discretion of the board. In connection with the foregoing, the Company has reserved the right to exclude Miller from access to any materials or meetings or portions thereof if the Company believes that such exclusion may be reasonably necessary to preserve the attorney-client privilege or any Company director believes that such observer rights would materially impair the due consideration by the board of directors of any matter. Additionally, so long as the observer

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                                                                     Page 6 of 7


rights are in effect, Miller has agreed to comply with the Company's trading policies applicable to members of its board of directors such as adherence to all applicable "trading windows."


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS:

      99.1 Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio) (Filed as Exhibit
            99.1 to Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 as Exhibit 99.1 and incorporated herein by reference).

      99.2 Operating Agreement of Milfam LLC, an Ohio limited liability company, entered into as of December 10, 1996 (Filed as Exhibit 99.2 to Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 and incorporated herein by reference).

      99.3  Partnership Agreement of Milfam II L.P. (Filed as Exhibit 99.4 to
            Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 and incorporated herein by reference).

      99.4 Letter Agreement, dated August 15, 2005, by and between Lloyd I. Miller, III, and Crossroads Systems, Inc.






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                                                                     Page 7 of 7


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: December 9, 2005

                                       By: /s/ Lloyd I. Miller, III
                                           ------------------------------------
                                           Lloyd I. Miller, III